

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2022

Patrick McMahon
Chief Executive Officer
Public Company Management Corporation
9340 Wilshire Boulevard, Suite 203
Beverly Hills, CA 90212

Re: Public Company Management Corporation
Amendment No. 2 to Registration Statement on Form 10-12G
Filed September 6, 2022
File No. 000-50098

Dear Mr. McMahon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2022 letter.

Amendment No. 2 to Registration Statement on Form 10-12G filed September 6, 2022

Directors, Executive Officers, Promoters and Control Persons
Conflicts of Interest, page 20

1.   We reissue comment 3. We note the risk factor on page 11 and the general disclosure on pages 20 and 22 about conflicts of interest. Please provide disclosure of the specific conflicts of interest, specifically identifying the business involvements of Mr. McMahon and Repository Services LLC that present a conflict of interest with this company.

Certain Relationships and Related Transactions and Director Independence, page 21

2.   We note your response to comment 4. Please file the obligation extension agreement entered into as of September 30, 2020 as an exhibit. In this regard, we note that the agreement filed as Exhibit 10.4 was entered into as of August 31, 2022. In addition,

please revise your disclosure to clarify that the maturity date of the promissory note was extended initially to October 31, 2021 and has been extended for additional periods at the option of the company. In this regard, we note the recital in Exhibit 10.4 that the company "had entered into various prior Extension Agreements" and your disclosure in periodic reports filed with OTC Markets regarding several prior extension agreements.

Note 8 - Subsequent Events, page 38

3.   We note that you have evaluated subsequent events through the date that the financial statements were available to be issued. As an SEC filer, you are required to evaluate subsequent events through the date the financial statements are issued. Refer to ASC 855-10-25-1A. Please revise your evaluation and disclosure accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ron Stauber